March 4, 2005

Mail Stop 0409

Steve Markley
Chief Executive Officer
Interactive Brand Development, Inc.
2200 S.W. 10th Street
Deerfield Beach, FL  33442

      Re:	Preliminary Information Statement on Schedule 14C
      	Supplemental Response submitted March 4, 2005
      Registration No. 1-31992

Dear Dr. Markley:

	We have reviewed your supplemental response in connection with our targeted review of the Preliminary Information Statement filed on
February 16, 2005 and have the following additional comments.

General

1. Please file your supplemental responses to our comments on EDGAR.

2. We have reviewed your supplemental responses to Comment No. 2 from our February 28, 2005 comment letter. Please provide us with a supplemental analysis as to why the company`s significant ownership of PMG non-voting common stock is not being accounted for using the equity method. We refer to EITF 02-14.

3. As part of your response to the above comment, to the extent you believe that the ability to appoint one member of a three member Board of Directors does not give the company significant influence over PMG, please tell us why you believe this to be the case. For example, please consider describing the types of actions that may be approved by board action only, as opposed to by stockholder vote, and the votes necessary for the board to approve such actions.

4. In your March 3, 2005 supplemental response you state that the company has forfeited the license rights it was to receive from PMG as part of the purchase of PMG`s non-voting common stock since it did not provide an additional $2 million in financing. Please disclose these facts in a revised PRE 14C.

5. We note that your January 21, 2005 8-K lists your principal stockholders and includes PHSL Worldwide as the beneficial owner of
49.9 percent of your issued and outstanding common stock on a pro forma basis, assuming the Transaction Securities have all converted into common stock. In the principal stockholders table in the PRE 14C, however, PHSL is not listed as a principal holder. Please advise us as to whether PHSL disposed of its shares after January 21,
2005 or the reason for the discrepancy.

6. We refer to the Form 8-K filed on March 1, 2005 that indicates that the company intends to apply for quotation on the Over-the-Counter Bulletin Board. Your supplemental response dated March 4, 2005, however indicates that the company has already made such application. Please advise us as to whether application has been made and revise the Pre 14C accordingly.

*	*	*	*	*

	Please contact David Roberts, Attorney-Advisor, at (202) 942-2811 or me at (202) 942-1971 with any other questions.


Sincerely,



Owen Pinkerton
Senior Counsel

cc:	Charles B. Pearlman, Esq. (via facsimile)
	Adorno & Yoss LLP
??

??

??

??

Interactive Brand Development, Inc.
Page 1